FORM 18-K/A

AMENDMENT NO. 2

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

ANNUAL REPORT

of

EXPORT DEVELOPMENT CANADA

(An agent of Her Majesty in right of Canada)

(Name of Registrant)

Date of end of last fiscal year: December 31, 2021

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission:

MARK WALSH

Counsellor (Finance)

Consulate General of Canada in New York City

466 Lexington Avenue

New York, New York 10017

Copies to:

PAUL E. DENARO Milbank LLP 55 Hudson Yards New York, New York 10001	SUSAN LOVE Vice President and Treasurer Export Development Canada 150 Slater Street Ottawa, Ontario, Canada K1A 1K3

*	The Registrant is filing this Amendment No. 2 to its annual report on a voluntary basis.

This amendment to the Annual Report on Form 18-K of Export Development Canada (“EDC”) for the year ended December 31, 2021 is being filed to include as an exhibit to such Form 18-K: the Opinion and Consent of Legal Counsel of EDC, which was prepared in connection with the offering of U.S.$3,250,000,000 3.375% United States Dollar bonds due August 26, 2025 (the “Bonds”) described in EDC’s Prospectus Supplement dated August 17, 2022 (the “Prospectus Supplement”) to EDC’s Prospectus dated March 14, 2022 (the “Basic Prospectus”).

That portion of the Bonds offered by the Prospectus Supplement and the Basic Prospectus sold or to be sold in the United States or in circumstances where registration of the Bonds is required has been registered under Registration Statement No. 333-261836. Such portion is not expected to exceed an aggregate principal amount of U.S.$1,715,100,000.00. Following the completion of the offering of the Bonds offered by the Prospectus Supplement and the Basic Prospectus, U.S.$16,934,900,000 aggregate principal amount of Bonds will remain available for offer and sale under Registration Statement No. 333-261836.

The exhibits to EDC’s Annual Report on Form 18-K for the year ended December 31, 2021, as hereby amended, are as follows:

23.1	Opinion and Consent of Legal Counsel of EDC.

It is estimated that the expenses of EDC in connection with the sale of the Bonds will be as follows:

Filing Fee(1)	U.S.$	213,530.00
Legal		$40,000.00
Miscellaneous Expenses		$21,470.00
	U.S.$	275,000.00

(1)	Calculated based on a filing fee of U.S.$124.50 per U.S.$1,000,000, which was the filing fee then in effect and paid at the time of the original registration statement covering these securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment number two to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 25th day of August 2022.

Export Development Canada

By:	/s/ Susan Love
Name:	Susan Love
Title:	Vice President and Treasurer

EXHIBIT INDEX

23.1	Opinion and Consent of Legal Counsel of EDC.